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January 30, 2018

VIA EDGAR

Mr. Rufus Decker

Accounting Branch Chief

Office of Beverages, Apparel & Mining

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:                             Arch Coal, Inc.

Form 10-K for the Year Ended December 31, 2016

Filed February 24, 2017

Form 8-K Filed October 31, 2017

Response dated December 21, 2017

File No. 1-13105

Dear Mr. Decker:

This letter is to confirm our telephone conversation on January 29, 2018 with Ms. Cvrkel of the staff of the Securities and Exchange Commission regarding our request for an extension of time to respond to your comment letter dated January 5, 2018. As discussed, we require additional time to prepare a response to your letter. It is our current intent to submit our response by February 5, 2018.

Please contact me at (212) 906-1761 if you would like to discuss this request. Thank you for your consideration.

Sincerely,

/s/ Keith L. Halverstam

Keith L. Halverstam
of LATHAM & WATKINS LLP

cc:                                John Coleman

Linda Cvrkel

John T. Drexler, Arch Coal, Inc.